Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

[LETTERHEAD OF NEW FOCUS]

To the Valued Customers of JCA Technology:

On September 22, 2003, the parent company of JCA Technology, New Focus, and Bookham Technology jointly announced the intent of Bookham to acquire New Focus. We are extremely excited about this transaction and view this as not only a great opportunity for our stockholders but also for our customers. Please see our press release and presentation materials to find out more about the details of this transaction at www.newfocus.com.

Our customers have come to expect the highest performance RF amplifiers backed with excellent service from JCA Technology, and it is our intent to continue to grow and improve this business. For its part, Bookham brings almost 40 years of history in MMICs and RF electronics, ranging from the introduction of the world’s first commercial GaAs FET in 1970 at Caswell to the latest MMIC technology and manufacturing capabilities with 0.12 / 0.15um p-HEMT and 0.5um MESFET processes on 6” GaAs. Together, our joined capabilities should allow us to offer our customers more innovative products for a broad range of RF applications. We expect the combination to also allow us to continue enhancing our manufacturing quality and customer service, and we look forward to delivering RF components that better serve your needs.

The customers of JCA Technology and New Focus are working in a great variety of RF and photonics fields and applications and have been the major reason for our success over the last 13 years. We couldn’t have done it without you. If this transaction is consummated, we believe that our customers can expect an even greater range of innovative, quality products supported by our continued responsive service. We look forward to hearing from you on how we can help you with your applications.

Feel free to contact us directly with your questions.

Sincerely,

Nic Pignati

Chairman, President, and Chief Executive Officer

New Focus

1-800-866-NUFOCUS

1-408-919-1500

contact@newfocus.com

Additional Information And Where To Find It

Bookham Technology, Inc. plans to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 will contain a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. intend to file in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919 5384.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919 5384.